EXHIBIT 99

February 21, 2012

Mr. Robert G. Gwin

Senior Vice President, Finance and Chief Financial Officer

Anadarko Petroleum Corporation

1201 Lake Robbins Drive

The Woodlands, TX 77380

Re:	Procedures and Methods Review of Anadarko Petroleum Corporation
Proved Reserves and Future Net Cash Flows as of December 31, 2011

Dear Mr. Gwin:

At your request, Miller and Lents, Ltd. reviewed the procedures and methods employed by Anadarko Petroleum Corporation (Anadarko) in preparing its internal estimates of proved reserves and future net cash flows as of December 31, 2011. The purpose of the review was to determine that the procedures and methods used by Anadarko to estimate its proved reserves are effective and in accordance with the definitions contained in the Securities and Exchange Commission (SEC) Regulation S-X, Rule 4-10(a).

From July through November 2011, we participated in the review of 17 fields which included major assets in the United States and Africa. Reserves estimates for these properties were approximately 2,146 million barrels of oil equivalent, or approximately 85 percent of Anadarko’s total proved reserves as of December 31, 2011. In each review, Anadarko’s technical staff presented us with an overview of the data, methods, and assumptions used in its reserve estimates. The data presented included pertinent seismic information, geologic maps, well logs, production tests, material balance calculations, reservoir simulation models, well performance data, operating procedures, and relevant economic criteria.

Anadarko’s proved reserves were estimated generally by extrapolation of well-established historical production performance trends and/or were supported by other geologic and engineering studies. Where sufficient performance data did not exist, Anadarko’s reserves were estimated by volumetric calculations or by analogy to similar producing properties.

The ownership, reversions, test and production data, operating costs, estimated capital expenditures, and other information presented by Anadarko during the reviews were accepted as represented. We did not conduct any field inspections or other tests in conjunction with this procedures and methods review.

Our work was a limited review of Anadarko’s procedures and methods and does not constitute a complete review, audit, independent estimate, or confirmation of the reasonableness of Anadarko’s proved reserves and future net cash flows. Anadarko’s estimates of proved reserves and future net cash flows as of December 31, 2011 were determined solely by its staff and are the responsibility of its management.

Based upon our reviews and subsequent due diligence, it is our judgment that the procedures and methods employed by Anadarko in estimating its December 31, 2011 proved reserves and future net cash flows are effective and in accordance with the SEC reserves definitions.

The opinions presented in this letter reflect our informed judgments and are subject to the inherent uncertainties associated with interpretation of geological, geophysical, and engineering information. These uncertainties include, but are not limited to, (1) the utilization of analogous or indirect data and (2) the application of professional judgments.

Miller and Lents, Ltd. is an international oil and gas consulting firm. No director, officer, or key employee of Miller and Lents, Ltd. has any direct financial ownership in Anadarko or any affiliate company. Our compensation for the required investigations is not contingent on the results obtained and reported, and we have not performed other work that would affect our objectivity. The procedures and methods reviews were supervised by Robert J. Oberst, an officer of the firm who is a licensed Professional Engineer in the State of Texas and professionally qualified with more than 20 years of relevant experience in the estimation, assessment, and evaluation of oil and gas reserves.

Any distribution or publication of this letter or any part thereof must include this letter in its entirety.

Very truly yours,

MILLER AND LENTS, LTD. Texas Registered Engineering Firm No. F-1442

By:	/s/ ROBERT J. OBERST
Robert J. Oberst, P.E. Senior Vice President